Exhibit 99.2

DHT Holdings, Inc. announces new $250 Million Revolving Credit Facility

HAMILTON, BERMUDA, June 4, 2026 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced that it has entered into a new $250 million reducing revolving credit facility (the “Facility”).

The Facility has a seven-year tenor and bears interest at SOFR plus a margin of 135 basis points. It has a final maturity in June 2033 and a 20-year repayment profile. Additionally, it includes a $250 million uncommitted accordion.

The new Facility enhances the Company’s financial flexibility, extends its debt maturity profile, and further optimizes its capital structure.

Nordea Bank Abp has arranged the Facility and will act as Agent and Security Agent. The syndicate of lenders comprises ING Bank N.V., DNB Bank ASA, ABN AMRO Bank N.V., Crédit Agricole Corporate and Investment Bank, Danish Ship Finance A/S, and Skandinaviska Enskilda Banken AB.

Svein Moxnes Harfjeld, President & Chief Executive Officer of DHT, commented:
“We are pleased to complete this refinancing together with our strong and supportive group of leading shipping banks. The Facility strengthens our liquidity profile and extends maturities at attractive terms.”

The Facility will be available for general corporate purposes, including refinancing of existing indebtedness.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 19, 2026.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com